Exhibit 4.1
DESCRIPTION OF CAPITAL STOCK AND DEBT SECURITIES
The following is a description of each class of securities of Tellurian Inc. (“Tellurian” the “Company,” “we,” “us,” or “our”) that is registered under Section 12 of the Securities Exchange Act of 1934, as amended, and does not purport to be complete.
Description of Capital Stock
For a complete description of the terms and provisions of our capital stock, refer to our amended and restated articles of incorporation, the certificate of designations governing the shares of Tellurian Series C convertible preferred stock (the “Series C Preferred Shares”), and our second amended and restated by-laws, which are incorporated herein by reference to Exhibit 3.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on June 7, 2023, Exhibit 3.1 to the Company’s Current Report on Form 8-K filed with the SEC on March 21, 2018, and Exhibit 3.1 to the Company’s Current Report on Form 8-K filed with the SEC on December 11, 2023, respectively. This summary is qualified in its entirety by reference to these documents.
Our amended and restated certificate of incorporation authorizes us to issue 1,600,000,000 shares of common stock, $0.01 par value per share, and 100,000,000 shares of preferred stock, $0.01 par value per share. As of February 8, 2024, 782,393,431 shares of our common stock were issued and outstanding and 6,123,782 Series C Preferred Shares were issued and outstanding. The rights of the holders of our common stock and Series C Preferred Shares are governed by the Delaware General Corporation Law (the “DGCL”), our amended and restated certificate of incorporation, including the certificate of designations governing the Series C Preferred Shares, and our second amended and restated by-laws.
Common Stock
Voting Rights
Holders of common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders. Cumulative voting in the election of directors is not permitted. Under our second amended and restated by-laws, unless otherwise provided in our amended and restated certificate of incorporation, the DGCL, the rules or regulations of any stock exchange applicable to us, or any law or regulation applicable to us or our securities with respect to a specified action, matters to be voted on by stockholders are generally decided by a majority of the votes cast, except that contested elections of directors will be decided by a plurality vote. Our second amended and restated by-laws provide that the presence at a stockholders’ meeting of one-third of the voting power of our outstanding stock entitled to vote at the meeting will constitute a quorum.
Dividend and Distribution Rights
Subject to the provisions of any outstanding series of preferred stock, the holders of outstanding shares of our common stock are entitled to dividends when, as, and if declared by our board of directors out of funds legally available for the payment of dividends. As a Delaware corporation, we may pay dividends out of surplus or, if there is no surplus, out of net profits for the fiscal year in which a dividend is declared and/or the preceding fiscal year. In the event of our liquidation, dissolution, or winding up of our affairs, subject to the provisions of any outstanding series of preferred stock, the holders of our common stock will be entitled to receive ratably our net assets available to the stockholders.
Preemptive, Conversion and Redemption Rights
Holders of our outstanding common stock have no conversion or redemption rights. In addition, holders of our common stock have no preemptive rights under the DGCL. To the extent that additional shares of our common stock may be issued in the future, the relative interests of the then-existing stockholders may be diluted.

Registrar and Transfer Agent
Our registrar and transfer agent for all shares of common stock is Broadridge Corporate Issuer Solutions, Inc.
Preferred Stock Generally
Our amended and restated certificate of incorporation authorizes our board of directors, subject to any limitations prescribed by law, without further stockholder approval, to establish and to issue from time to time one or more series of preferred stock, covering up to an aggregate of 100,000,000 shares of preferred stock. Each such series of preferred stock will consist of the number of shares and will have the powers, designations, preferences, and relative, participating, optional and other rights, if any, or the qualifications, limitations and restrictions thereof, if any, determined by resolution of our board of directors, and may include, among others, dividend rights, liquidation rights, voting rights, conversion rights and redemption rights.
Series C Convertible Preferred Stock
Voting Rights
Holders of the Series C Preferred Shares are entitled to one vote for each Series C Preferred Share held on matters submitted to a vote of common stockholders.
Conversion
Holders of the Series C Preferred Shares may convert all or any portion of such shares for shares of Tellurian common stock on a one-for-one basis. At any time after “Substantial Completion” of “Project 1,” each as defined in and pursuant to the Lump Sum Turnkey Agreement for the Engineering, Procurement and Construction of the Driftwood LNG Phase 1 Liquefaction Facility, dated as of November 10, 2017, by and between Driftwood LNG LLC, a Delaware limited liability company and a subsidiary of Tellurian, and Bechtel Oil, Gas and Chemicals, Inc. (now known as Bechtel Energy Inc.), or at any time after March 21, 2028, Tellurian has the right, at its option, to cause not less than all of the Series C Preferred Shares to be converted into shares of Tellurian common stock on a one-for-one basis. The conversion ratio will be subject to customary anti-dilution adjustments.
Dividends
The Series C Preferred Shares do not have dividend rights. Tellurian will be prohibited from paying dividends on its common stock so long as the Series C Preferred Shares remain outstanding.
Liquidation
In the event of any liquidation, dissolution or winding up of the affairs of Tellurian (a “Liquidation Event”), after payment or provision for payment of the debts and other liabilities of Tellurian, holders of the Series C Preferred Shares will be entitled to receive the greater of (i) an amount in cash equal to $8.16489 per share and (ii) the amount that would be received by the holders of the Series C Preferred Shares had such holders converted those shares into Tellurian common stock immediately prior to the Liquidation Event.
Priority
So long as any Series C Preferred Shares remain outstanding, Tellurian may not, without the consent of the holders of at least a majority of the Series C Preferred Shares, among other things, authorize the issuance of any class of shares that is pari passu with or senior to the Series C Preferred Shares in the payment of dividends or the distribution of assets following a Liquidation Event.

Anti-Takeover Provisions in our Amended and Restated Certificate of Incorporation and Second Amended and Restated By-Laws
Our amended and restated certificate of incorporation and second amended and restated by-laws also contain provisions that we describe in the following paragraphs, which may delay, defer, discourage, or prevent a change in control of us, the removal of our existing management or directors, or an offer by a potential acquirer to our stockholders, including an offer by a potential acquirer at a price higher than the market price for the stockholders’ shares.
Among other things, our amended and restated certificate of incorporation and second amended and restated by-laws:
•divide our board of directors into three classes serving staggered three-year terms, provide that directors may only be removed for cause, and provide that the size of the board of directors can be changed only by resolution of the board of directors, which could have the effect of increasing the length of time necessary to change the composition of a majority of the board of directors;
•provide that all vacancies on the board of directors, including newly created directorships, will, except as otherwise required by law, be filled by the vote of a majority of directors then in office;
•provide our board of directors with the ability to designate the terms and issue shares of our currently undesignated preferred stock. This ability makes it possible for our board of directors to issue, without stockholder approval, preferred stock with voting or other rights or preferences designated by the board that could have the effect of impeding the success of any attempt to change control of us;
•establish advance notice procedures with regard to stockholder proposals relating to the nomination of candidates for election as directors or other business to be brought before meetings of our stockholders. These procedures provide that notice of stockholder proposals must be timely given in writing to our corporate secretary prior to the meeting at which the action is to be taken. Generally, to be timely, notice must be received at our principal executive offices not less than 90 days, and not more than 120 days, prior to the first anniversary of the prior year’s annual meeting (or, in the case of a special meeting, not less than 90 days or more than 120 days prior to the date of the meeting). Our second amended and restated by-laws specify the information that must be included in a stockholder’s notice and other requirements that must be met. These requirements may prevent stockholders from bringing matters before the stockholders at an annual or special meeting;
•provide that stockholders may not act by written consent in lieu of a meeting unless the action, and the taking of such action by written consent, has been approved in advance by the board of directors;
•provide that stockholders are not permitted to call special meetings of stockholders. Only our chairman of the board, president, and the board of directors are permitted to call a special meeting of stockholders; and
•provide that our board of directors may alter, amend, or repeal our by-laws or approve new by-laws without further stockholder approval, and provide that a stockholder amendment to the by-laws requires a favorable vote of two-thirds of the voting power of all outstanding voting stock.
Anti-Takeover Provisions of Delaware Law
We are subject to the anti-takeover provisions of Section 203 of the DGCL. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination”

with an “interested stockholder” for a period of three years after the date the person became an interested stockholder, unless certain approvals are obtained.
Section 203 defines a “business combination” to include a merger, asset sale, stock issuance or other transaction in which the interested stockholder receives a financial benefit that is not shared pro rata with other stockholders. Section 203 generally defines an “interested stockholder” as a person who, together with affiliates and associates, owns 15% or more of the corporation’s voting stock. Under Section 203, a business combination between us and an interested stockholder is subject to the three-year moratorium unless:
•our board of directors approved in advance either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;
•upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of our voting stock outstanding at the time the transaction commenced, excluding, for purposes of determining the number of shares outstanding, shares owned by persons who are directors and also officers and employee stock plans in which employee participants do not have the right to determine confidentially whether shares held under the plan will be tendered in a tender or exchange offer; or
•the business combination is approved by our board of directors on or subsequent to the date the person became an interested stockholder and authorized at an annual or special meeting of the stockholders by the affirmative vote of the holders of at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder.
These provisions may have an anti-takeover effect with respect to transactions not approved in advance by our board of directors, including by discouraging takeover attempts that might result in a premium over the market price for the shares of our stock and that are favored by the holders of a majority of our then-outstanding stock.
Description of Registered Debt Securities
For a complete description of the terms and provisions of our 8.25% Senior Notes due 2028, which are our only debt securities that are registered under Section 12 of the Securities Exchange Act of 1933, as amended, refer to (i) the Indenture, dated as of November 10, 2021, by and between Tellurian and The Bank of New York Mellon Trust Company, N.A. (“BNY”), as trustee, (ii) the First Supplemental Indenture, dated as of November 10, 2021, by and between Tellurian and BNY, as trustee, and (iii) the Second Supplemental Indenture, dated as of November 10, 2021, by and between Tellurian and BNY, as trustee (which Indenture and supplemental Indenture are collectively referred to herein as the “Indenture”), which are incorporated herein by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed on November 10, 2021, Exhibit 4.2 to the Company’s Current Report on Form 8-K filed on November 10, 2021, and Exhibit 4.5 to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021, respectively. This summary is qualified in its entirety by reference to the Indenture.
8.25% Senior Notes due 2028
General
On November 10, 2021, we first issued an aggregate principal amount of $50,000,000 of our 8.25% Senior Notes due 2028 (the “Notes”) in an underwritten offering, and on December 7, 2021, the underwriter of that offering exercised its option to purchase additional Notes in an aggregate principal amount of $6,500,000 (the “original offering”). We refer herein to the $56,500,000 aggregate principal amount of Notes issued in the original offering as the “Initial Notes.”
On December 17, 2021, we entered into an At Market Issuance Sales Agreement with B. Riley Securities, Inc. pursuant to which we were permitted to issue, from time to time, up to an aggregate principal amount of $200,000,000 of Notes by means of an “at the market offering.” The Notes offered through our at the market offering are “Additional Notes” under the Indenture and have the same terms as (except for the price to public, the issue date and, if applicable, the initial interest accrual date and the initial interest payment date), form a single series of debt securities with, and have the same CUSIP number and are fungible with, the Initial Notes or any other Additional Notes immediately upon issuance, including for purposes of notices, consents, waivers, amendments and any other action permitted under the Indenture. In January 2022, we sold approximately $1.2 million aggregate principal amount of Additional Notes pursuant to the “at the market offering.” The Company has not sold any Additional Notes pursuant to the “at the market offering” since January 2022. The At Market Issuance Sales Agreement, dated as of December 17, 2021, by and between Tellurian and B. Riley Securities, Inc. was terminated on December 29, 2022.
As of January 31, 2024, approximately $57.7 million aggregate principal amount of Notes were outstanding.
Listing
The Notes are listed for trading on the NYSE American under the symbol “TELZ.”
Maturity
The Notes will mature on November 30, 2028, unless redeemed prior to maturity.
Interest Rate and Payment Dates
Interest on the Notes accrues at an annual rate of 8.25% and is paid quarterly in arrears on January 31, April 30, July 31 and October 31 of each year and at maturity to the record holders at the close of business on the immediately preceding January 15, April 15, July 15 and October 15 (and November 15 immediately preceding the maturity date), as applicable (whether or not a business day). The purchase price to be paid by the purchaser of any Note may be partially attributable to interest that accrued on such Note from the most recent interest payment date to the issue date of such Note, or pre-issuance accrued interest.
Guarantors
None.
Ranking
The Notes are Tellurian’s senior unsecured obligations and rank equal in right of payment with all of our existing and future senior unsecured and unsubordinated indebtedness. The Notes are effectively subordinated to all of our existing and future secured indebtedness to the extent of the value of the assets securing such indebtedness. The Notes are structurally subordinated to all existing and future indebtedness (including trade payables) of our subsidiaries.
The Indenture governing the Notes does not limit the amount of indebtedness that we or our subsidiaries may incur or whether any such indebtedness can be secured by our assets.
Optional Redemption
We may redeem the Notes for cash in whole or in part at any time at our option (i) on or after November 30, 2023 and prior to November 30, 2024, at a price equal to $25.75 per note, plus accrued and unpaid interest to, but excluding, the date of redemption, (ii) on or after November 30, 2024 and prior to November 30, 2025, at a price equal to $25.50 per note, plus accrued and unpaid interest to, but excluding, the date of redemption, (iii) on or after November 30, 2025 and prior to November 30, 2026, at a price equal to $25.25 per note, plus accrued and unpaid interest to, but excluding, the date of redemption, and (iv) on or after November 30, 2026 and prior to maturity, at a price equal to 100% of their principal amount, plus accrued and unpaid interest to, but excluding, the date of redemption.
Sinking Fund
The Notes are not subject to any sinking fund (i.e., no amounts are being set aside by us to ensure repayment of the Notes at maturity).
Events of Default
Events of default generally include failure to pay principal, failure to pay interest, failure to observe or perform any other covenant or warranty in the Notes or in the Indenture, and certain events of bankruptcy, insolvency or reorganization.
Each year, we will furnish to the trustee a written statement of certain of our officers certifying that to their knowledge we are in compliance with the Indenture and the Notes, or else specifying any known default.
Certain Covenants
The Indenture that governs the Notes contains certain covenants, including, but not limited to, restrictions on our ability to merge or consolidate with or into any other entity.
No Financial Covenants
The Indenture relating to the Notes does not contain financial covenants.
Defeasance
The Notes are subject to legal and covenant defeasance by us.
Form and Denomination
The Initial Notes were issued in book-entry form in denominations of $25 and integral multiples thereof. The purchase price paid by purchasers of the Additional Notes (which may be greater or less than $25) in part reflect the market price for the Notes at the time of issuance, but the Additional Notes were also issued in book-entry form in denominations of $25 and integral multiples thereof. The Notes are represented by one or more global certificates deposited with the trustee as custodian for The Depository Trust Company (“DTC”) and registered in the name of a nominee of DTC. Beneficial interests in any of the Notes are shown on, and transfers will be effected only through, records maintained by DTC and its direct and indirect participants and any such interest may not be exchanged for certificated securities, except in limited circumstances.
Trustee
The Bank of New York Mellon Trust Company, N.A. is the trustee under the Indenture and is the principal paying agent and registrar for the Notes.
Governing Law
The Indenture and the Notes are governed by and construed in accordance with the laws of the State of New York.
Modifications of Terms or Rights of Note Holders
There are three types of changes we can make to the Indenture and the Notes:

Changes Not Requiring Approval
First, there are changes that we can make to the Indenture and/or the Notes without the approval of the holders of the Notes. This type is limited to clarifications and certain other changes that would not adversely affect holders of the Notes in any material respect and include changes:
•to evidence the succession of another corporation or limited liability company, and the assumption by the successor corporation or limited liability company of our covenants, agreements and obligations under the Indenture and the Notes;
•to add to our covenants such new covenants, restrictions, conditions or provisions for the protection of the holders of the Notes, and to make the occurrence, or the occurrence and continuance, of a default in any of such additional covenants, restrictions, conditions or provisions an event of default;
•to modify, eliminate or add to any of the provisions of the Indenture to such extent as necessary to effect the qualification of the Indenture under the Trust Indenture Act of 1939, as amended (the “Trust Indenture Act”), and to add to the Indenture such other provisions as may be expressly permitted by the Trust Indenture Act, excluding, however, the provisions referred to in Section 316(a)(2) of the Trust Indenture Act;
•to cure any ambiguity or to correct or supplement any provision contained in the Indenture or in any supplemental Indenture which may be defective or inconsistent with other provisions;
•to secure the Notes;
•to issue additional notes;
•to evidence and provide for the acceptance and appointment of a successor trustee and to add or change any provisions of the Indenture as necessary to provide for or facilitate the administration of the trust by more than one trustee; and
•to make provisions in regard to matters or questions arising under the Indenture, so long such other provisions do not materially affect the interest of any other holder of the Notes.

Changes Requiring Approval of Each Holder
Second, we cannot make certain changes to the Notes without the specific approval of each holder of the Notes. The following is a list of those types of changes:
•changing the stated maturity of the principal of, or any installment of interest on, any Note;
•reducing the principal amount or rate of interest of any Note;
•changing the place of payment where any Note or any interest is payable;
•impairing the right to institute suit for the enforcement of any payment on or after the date on which it is due and payable;
•reducing the percentage in principal amount of holders of the Notes whose consent is needed to modify or amend the Indenture; and
•reducing the percentage in principal amount of holders of the Notes whose consent is needed to waive compliance with certain provisions of the Indenture or to waive certain defaults.

Changes Requiring Majority Approval
Third, any other change to the Indenture and the Notes would require the following approval:
•if the change only affects the Notes, it must be approved by holders of not less than a majority in aggregate principal amount of the outstanding Notes; and
•if the change affects more than one series of debt securities issued under the Indenture, it must be approved by the holders of not less than a majority in aggregate principal amount of each of the series of debt securities affected by the change.
Consent from holders to any change to the Indenture or the Notes must be given in writing.
Further Details Concerning Voting
The amount of Notes deemed to be outstanding for the purpose of voting will include all Notes authenticated and delivered under the Indenture as of the date of determination except:
•Notes cancelled by the trustee or delivered to the trustee for cancellation;
•Notes for which we have deposited with the trustee or paying agent or set aside in trust money for their payment or redemption and, if money has been set aside for the redemption of the Notes, notice of such redemption has been duly given pursuant to the Indenture to the satisfaction of the trustee;
•Notes held by the Company, its subsidiaries or any other entity which is an obligor under the Notes, unless such Notes have been pledged in good faith and the pledgee is not the Company, an affiliate of the Company or an obligor under the Notes;
•Notes that have undergone full defeasance (where “defeasance” generally means that, by irrevocably depositing with the trustee an amount of cash sufficient to pay all principal and interest, if any, on the Notes when due and satisfying certain additional conditions, we will be deemed to have been discharged from our obligations under the Notes); and
•Notes which have been paid or exchanged for other Notes due to such Notes’ loss, destruction or mutilation, with the exception of any such Notes held by bona fide purchasers who have presented proof to the trustee that such Notes are valid obligations of the Company.
We will generally be entitled to set any day as a record date for the purpose of determining the holders of the Notes that are entitled to vote or take other action under the Indenture, and the trustee will generally be entitled to set any day as a record date for the purpose of determining the holders of the Notes that are entitled to join in the giving or making of any notice of default, any declaration of acceleration of maturity of the Notes, any request to institute proceedings or the reversal of such declaration. If we or the trustee set a record date for a vote or other action to be taken by the holders of the Notes, that vote or action can only be taken by persons who are holders of the Notes as of the close of business on the record date and, unless otherwise specified, such vote or action must take place on or prior to the 180th day after the record date. We may change the record date at our option, and we will provide written notice to the trustee and to each holder of the Notes of any such change of record date.
Original Issue Discount
The issuance of the Additional Notes were treated for U.S. federal income tax purposes as a “qualified reopening” of the Initial Notes. Debt instruments issued in a qualified reopening are deemed to be part of the same “issue” as the original debt instruments to which such reopening relates. Accordingly, the Additional Notes were treated as having the same issue date and the same issue price as the Initial Notes for U.S. federal income tax purposes. The Initial Notes were issued at no more than a de minimis discount from their stated principal amount. As a result, the Initial Notes were treated as issued without original issue discount (“OID”) and, therefore, the Additional Notes were treated as issued without OID.